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                                   EXHIBIT 99
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                           Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management.

Dependence on Others: The Company's present growth strategy for development of additional lodging and senior living facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation and New World Development Company Limited. There can be no assurance that any of the Company's current strategic arrangements will be continued, or that the Company will be able to enter into future collaborations.

Contract Terms for New Units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of the Company's lodging facilities and retirement communities are influenced by contract terms offered by the Company's competitors at the time such agreements are entered into. Accordingly, there can be no assurance that contracts entered into or renewed in the future will be on terms that are as favorable to the Company as those under existing agreements.

Competition: The profitability of hotels, vacation timeshare resorts, retirement communities, and distribution centers operated by the Company is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities, and distribution services, and other factors. The Company generally operates in markets that contain numerous competitors and the continued success of the Company will be dependent, in large part, upon the ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities.

Supply and Demand: The lodging industry may be adversely affected by (i) supply additions, (ii) international, national and regional economic conditions,
(iii) changes in travel patterns, (iv) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and (v) the availability of capital to allow the Company and potential hotel and retirement community owners to fund investments. The Company's timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, there can be no assurance that the present level of demand for timeshare intervals and senior living communities will continue, or that there will not be an increase in the supply of competitive units, which could reduce the prices at which the Company is able to sell or rent units.

Year 2000 Compliance: A failure by the Company or third parties with whom it does business to successfully address the Year 2000 problem, as described in
Item 2 of this Report (Management's Discussion and Analysis of Results of Operations and Financial Condition), could have a material adverse effect on the Company, its business and financial condition.